Exhibit 1

Media

Release

13 AUGUST 2019

WESTPAC ACKNOWLEDGES RESPONSIBLE LENDING RULING

Westpac acknowledges today’s judgment by the Federal Court in relation to ASIC’s proceedings against Westpac regarding its responsible lending obligations.

The proceedings focused on the way in which Westpac used the Household Expenditure Measure (HEM) benchmark and assessed interest only home loans as part of its serviceability assessment between December 2011 and March 2015.

The hearing was held in May this year.

Today Justice Nye Perram found in favour of Westpac and dismissed ASIC’s proceedings with costs.

David Lindberg, Chief Executive Westpac Consumer Division said: “Westpac has always sought to lend responsibly to customers and takes its lending obligations very seriously. This is an important test case for the industry, and we welcome the clarity that today’s decision provides for the interpretation of responsible lending obligations.”

Westpac aims to build and maintain constructive and trusted working relationships with its regulators, including when we have a genuine difference of opinion. When this occurs, our preference is to resolve the difference in an open, transparent and respectful way.

For further information:

Media	Investors
David Lording	Andrew Bowden
M. 0419 683 411	M. 0438 284 863
T. +61 2 8253 4008
Lucy Wilson
M. 0428 777 704